Exhibit (a)(1)(h)

FOR IMMEDIATE RELEASE

OMRON Completes Acquisition of Adept Technology

Addition of Leading Provider of Intelligent Robots to Strengthen Industrial Automation Business

October 23, 2015 Kyoto Japan — OMRON Corporation (President & CEO: Yoshihito Yamada [TSE: 6645]) (“OMRON”), a global leader in the field of automation based on its core sensing and control technology, today announced it has completed its acquisition of Adept Technology, Inc. (“Adept”), a global, leading provider of intelligent robots, autonomous mobile robot solutions and services.

Under the terms of the previously announced transaction, OMRON’s U.S. subsidiary is acquiring Adept through an all cash tender offer followed by a second-step merger. The tender offer commenced on September 23, 2015 and expired at 5:00 p.m. New York City time on October 22, 2015.  Approximately 83.33% of all issued and outstanding shares of Adept common stock were tendered into the offer and accepted for purchase by OMRON’s United States subsidiary.

Effective today, OMRON’s United States subsidiary completed the second-step merger, making Adept a consolidated subsidiary of OMRON.

The impact of the acquisition on the consolidated financial performance of OMRON will be the subject of timely disclosure in Japan.

For media inquiries, please contact:

Omron Management Center of America, Inc.:	Edelman US, Brett Philbin
+1-212-704-8263, brett.philbin@edelman.com

OMRON Corporation:	Edelman Japan, Yoko Kato
+81-3-4360-9000, yoko.kato@edelman.com

About OMRON Corporation

OMRON Corporation is a global leader in the field of automation based on its core sensing and control technology. OMRON’s businesses cover a broad spectrum, ranging from industrial automation and electronic components to automotive electronic components, social infrastructure systems, healthcare, and environmental solutions. Established in 1933, OMRON has approximately 39,000 employees worldwide, working to provide products and services in more than 110 countries and regions.

In the field of industrial automation, OMRON supports manufacturing innovation by providing advanced automation technology and products, as well as through extensive customer support, in order to help create a better society. For more information, visit OMRON’s website: www.omron.com.

Forward-Looking Statements

This news release contains forward-looking statements related to OMRON’s acquisition of Adept and is subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements regarding the successful integration of the Adept business and the benefits of the transaction.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting the industries served by OMRON and its subsidiaries, conditions affecting OMRON’s customers and suppliers, competitor responses to OMRON’s products and services, the overall market acceptance of such products and services, the integration of the businesses and other factors.  OMRON assumes no obligation to update the forward-looking information contained in this news release, except as expressly required by law.